CUSIP No. 55448V204

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

MACHINETALKER, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

55448V204

(CUSIP Number)

Carole Wright

UTEK Corporation

2109 E. Palm Avenue

Tampa, FL 33605

813-754-4330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 55448V204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). UTEK CORPORATION 59-3603677
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 49,500,000
8. Shared Voting Power
9. Sole Dispositive Power 49,500,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 22.65%
14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 55448V204

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $.001 per share (the “Common Stock”), of MachineTalker, Inc., a Delaware corporation. The address of the principal executive offices of MachineTalker, Inc. is 513 De La Vina Street, Santa Barbara, California 93101.

Item 2.	Identity and Background

This statement on Schedule 13D (this “Statement”) is being filed by UTEK Corporation, a Delaware corporation (“UTEK”). UTEK is a publicly-held specialty finance company focused on technology transfers. UTEK’s services enable companies to acquire innovative technologies from universities and research laboratories worldwide. UTEK facilitates the identification and acquisition of external technologies for clients in exchange for their equity securities. In addition, UTEK offers companies the tools to search, analyze and manage university intellectual properties. UTEK is a business development company with operations in the United States, United Kingdom and Israel. UTEK’s principal business office is located at 2109 E. Palm Avenue, Tampa, Florida 33605.

To the best of UTEK’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of UTEK:

(1) name;

(2) business address;

(3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4) citizenship.

During the last five years, neither UTEK nor, to the best of UTEK’s knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On July 20, 2007, UTEK entered into an Agreement and Plan of Acquisition with MachineTalker pursuant to which it received 3,000,000 shares of common stock of MachineTalker in connection with the sale its wholly-owned subsidiary, Wide Band Detection Technologies, Inc. (“WBDT”), to MachineTalker. At the time of the sale, WBDT held $40,000 in technology licensed from the University of California, Livermore.

On December 28, 2007, UTEK entered into an Agreement and Plan of Acquisition with MachineTalker pursuant to which it received 46,500,000 shares of common stock of Machine Talker in connection with the sale its wholly-owned subsidiary, Micro Wireless Technologies, Inc. (“MWT”), to MachineTalker. At the time of the sale, MWT held $345,000 in cash and technology licensed from the University of South Florida.

UTEK has no present plans or proposals relating to MachineTalker, Inc. which relate to or would result in:

(a)	The acquisition by any person of additional securities of MachineTalker;

CUSIP No. 55448V204

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MachineTalker or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of MachineTalker or any of its subsidiaries;

(d)	Any change in the present board of directors or management of MachineTalker, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of MachineTalker;

(f)	Any other material change in MachineTalker’s business or corporate structure including but not limited to, if MachineTalker is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in MachineTalker’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of MachineTalker by any person;

(h)	Causing a class of securities of MachineTalker to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of MachineTalker becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Act; or

(j)	Any action similar to any of those enumerated above.

UTEK intends to sell the shares of common stock it presently holds of MachineTalker, Inc. in the future, as permitted under SEC Rule 144 and as market conditions permit.

Item 4.	Purpose of Transaction

See Item 3 above.

Item 5.	Interest in Securities of Machine Talker, Inc.

As of December 28, 2007, UTEK was the record owner of 49,500,000 shares of common stock of MachineTalker, Inc which would constitute approximately 22.65% of the 218,564,985 shares of common stock that would be outstanding after the agreement and plan of acquisition was closed on December 28, 2007 (based on the number of shares outstanding as contained in the most recently available filings with the Commission by MachineTalker). UTEK has the sole power to vote and dispose of all of such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Machine Talker, Inc.

Except as described below, there are no contracts, arrangements, understandings or relationships (legal

CUSIP No. 55448V204

or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of MachineTalker, Inc., including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Until December 28, 2008, the aggregate number of shares of stock that UTEK has received will be adjusted proportionately by the Board of Directors of MachineTalker for any increase in the number of outstanding shares of common stock resulting from the issuance of any additional equity securities by MachineTalker to any of its officers and directors as of December 28, 2008, other than the issuance of stock pursuant to an option or other convertible security already outstanding on or before December 28, 2008, or stock purchased by officers and directors for a price equal to or greater than fair market value.

Until June 28, 2008, MachineTalker has the right to buy back up to 46,500,000 shares of the common stock from UTEK at a price of $0.04 per share. Additionally, until December 28, 2010, MachineTalker has the right of first refusal to purchase shares of MachineTalker common stock from UTEK before UTEK may sell such shares to any third party. This right of first refusal must be exercised by MachineTalker within 48 hours after notice from UTEK.

Item 7.	Material to Be Filed as Exhibits

The following documents are attached hereto as exhibits:

Exhibit No.:

7.1	Agreement and Plan of Acquisition, dated July 20, 2007, among Wide Band Detection Technologies, Inc., UTEK Corporation and MachineTalker, Inc.

7.2	Agreement and Plan of Acquisition, dated December 28, 2007, among Micro Wireless Technologies, Inc., UTEK Corporation and MachineTalker, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2008

/s/ Carole R. Wright, CFO
Signature

Carole R. Wright, CFO
Name/Title

CUSIP No. 55448V204

SCHEDULE I

NAME	WORK ADDRESS	OCCUPATION	CITIZENSHIP
Stuart Brooks, M.D.	University of South Florida 13201 Bruce B. Downs Blvd. Tampa, FL 33612	Professor of Medicine & Director of NIOSH Education & Research Center at USF	US

Arthur Chapnik	500 East 77th Street, #1826 New York, NY 10162	President, Harrison McJade & Co., Ltd.	US

Clifford M. Gross, Ph.D.	UTEK Corporation 2109 E. Palm Avenue Tampa, FL 33605	Chairman & Chief Executive Officer of UTEK	US

Kwabena Gyimah-Brempong	USF – Economics Dept. 4202 E. Fowler Avenue, BSN3403 Tampa, FL 33620	Chairman & Professor of Economics USF School of Business	US

Holly Callen Hamilton	Callen & Associates Financial Assoc. 7903 Wyoming Court Minneapolis, MN 55438	President, Callen & Associates Financial Services, Inc.	US

Rt. Hon. Francis Maude	25 Victoria Street London, SW1H 0DL United Kingdom	Member of Parliament and Chairman of the Conservative Party	United Kingdom

John J. Micek III, J.D.	300 Hamilton Avenue, 4th Floor Palo Alto, CA 94301	Managing Director, Silicon Prairie Partners, LP	US

Sam I. Reiber, J.D.	2109 E. Palm Avenue Tampa, FL 33605	Attorney at Law (VP and General Counsel for UTEK)	US

Keith A. Witter, J.D.	423 3rd Avenue SE Rochester, MN 55904	President, FFP Investment Advisors, Inc.	US